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Conectiv Energy Holding, Inc. Parent Balance Sheet (Dollars in Thousands) Unaudited
Actual March 31, 2003
ASSETS
Accounts Receivable	*
Note Receivable for Associated Companies	*
Investment in Consolidated Companies	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY
Interest and Taxes Accrued	*
Capitalization
Conectiv common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Total equity	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*
* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.